Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Guilford Pharmaceuticals Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Guilford Pharmaceuticals Inc. of our report dated March 12, 2004, with respect to the consolidated balance sheets of Guilford Pharmaceuticals Inc. and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, and our report dated March 12, 2004, on the related financial statement schedule, which reports appear in the December 31, 2003 Annual Report on Form 10-K of Guilford Pharmaceuticals Inc. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

McLean, Virginia
July 28, 2004